02048908

RECD S.E.C.
JUL 15 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _______ to _______

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

Commission file number: 33-97450

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank Salary Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

REQUIRED INFORMATION

Audited Financial Statements of Park View Federal Savings Bank Salary Savings Plan and Trust

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST

Financial Statements
December 31, 2001 and 2000

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
Solon, Ohio

FINANCIAL STATEMENTS
December 31, 2001 and 2000

CONTENTS

CROWE CHIZEK

Report of Independent Auditors

Plan Administrator
Park View Federal Savings Bank
Salary Savings Plan and Trust
Solon, Ohio

We have audited the accompanying statement of net assets available for benefits of Park View Federal Savings Bank Salary Savings Plan and Trust (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's managements. Our responsibility is to express an opinion on these financial statements based on our audits. The 2000 financial statements were audited by other auditors, whose report dated May 29, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the net changes in assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLP

Crowe, Chizek and Company LLP

Cleveland, Ohio
June 18, 2002

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments (Note 4)	$ 2,152,147	$ 1,742,175
Receivables		
Employer contribution	1,747	-
Participant contributions	5,531	-
	7,278	-
Cash and cash equivalents	720	20
Total assets available for benefits	$ 2,160,145	$ 1,742,195

See accompanying notes to financial statements.

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments (Note 4)	$ 75,432
Interest	9,032
Dividends	38,749
	123,213
Contributions	
Employer's	79,042
Participants	244,282
	323,324
Total additions	446,537
Deductions from net assets attributed to:	
Benefits paid to participants	28,587
Net increase	417,950
Net assets available for benefits	
Beginning of year	1,742,195
End of year	$ 2,160,145

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Park View Federal Savings Bank Salary Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all full-time employees of Park View Federal Savings Bank (the Company), as well as certain part-time employees who have met eligibility requirements. Eligible employees become participants in the Plan beginning the earlier of the first day of the Plan year, the fourth month, seventh month or tenth month of the Plan year, coinciding with or following the date on which the employee meets the eligibility requirements of 1 year of service, or 1,000 hours of service and 18 years of age. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Participants may contribute from 1% to 15% of their annual wages before taxes. Contributions are subject to certain Internal Revenue Code (Code) limitations. The Company matches up to 50% of the first 4% contributed by the participant. The Plan also permits the Company to make a profit-sharing contribution at its discretion. All employer contributions are invested per the participant's direction. In 2001, the Company matched 50% of the first 4% contributed by the participant, but did not make a profit sharing contribution.

Participant Accounts: Each participant's account is credited with the participant's contribution, the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions. A participant becomes 20% vested in the employer matching contribution upon completion of two years of service. Participants become vested in an additional 20% of their account balance each subsequent year until the participant is fully vested upon the completion of the sixth year.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the termination employee's account balance is not greater than $3,500, it is automatically distributed to the employee as soon as administratively possible.

Forfeitures: Forfeitures represent the nonvested portion of the participant's account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. In the event a terminated employee has had five consecutive one-year breaks in service, the nonvested balance is subject to forfeiture. Forfeitures are used to reduce the Company's future contributions to the Plan. Forfeitures amounted to approximately $2,000 for the year ended December 31, 2001.

Withdrawals: In the event of hardship (as defined in the Code), the Plan provides for the withdrawal of all or a portion of the employee deferrals (excluding earnings) in the event of certain circumstances as defined by the provisions of the Plan that are subject to the approval of the plan administrator.

Participant Loans: Participant loans are not permitted under the Plan.

Administrative Expenses: Park View Federal Savings Bank pays all administrative expenses.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Investments: The investments held by the Plan are shown at fair value. Dividends and interest earned by the investment funds are automatically reinvested in each of the separate investment funds. Purchases and sales are recorded on a trade-date basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2001	
	Units	Fair Value
PVF Capital Corp. common stock	94,978	$ 1,054,256
Park View Federal Savings Bank Certificates of Deposit	N/A	224,221
Scudder Kemper Technology Fund	8,876	108,637
Scudder Kemper Total Return Fund	33,026	300,541
Kemper Capital Growth Fund	3,247	147,982

	December 31, 2000	
	Units	Fair Value
PVF Capital Corp. common stock	76,254	$ 724,413
Park View Federal Savings Bank Certificates of Deposit	N/A	153,740
Scudder Kemper Technology Fund	6,948	129,726
Scudder Kemper Total Return Fund	28,130	281,581
Scudder Kemper Classic Growth Fund	6,746	151,791

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $75,432 as follows:

Mutual funds	$ (131,921)
Common stock	207,353
	$ 75,432

(Continued)

NOTE 5 – PLAN AMENDMENT

Effective January 2, 2001, the Plan was amended to allow participants to contribute up to 15% of compensation.

NOTE 6 – PARTIES-IN-INTEREST

The following parties are related to the Plan as they provide various services to the Plan: Ohio League of Financial Institutions (record keeper and trustee), Scudder Kemper (custodian for Kemper Mutual Funds) Wachovia (custodian for PVF Capital Corp. common stock) and Park View Federal Savings Bank (Plan sponsor and custodian for certificates of deposit). All investments in the Plan are party-in-interest investments.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Employer by a letter dated March 5, 1992 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(Continued)

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST

EIN: 13-5565207
Plan number: 002

Schedule H, line 4i – Schedule of Assets Held for Investment Purposes at end of Year

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value
*	Wachovia	Evergreen Money Market Fund	$ √	$ 720
*	PVF Capital Corp	PVF Capital Corp. common stock	√	1,054,256
*	Park View Federal Savings Bank	Park View Federal Savings Bank Certificate of Deposit, various	√	224,221
*	Kemper Funds	Scudder Kemper Technology Fund	√	108,637
*	Kemper Funds	Scudder Kemper Total Return Fund	√	300,541
*	Kemper Funds	Scudder Kemper High Yield fund	√	53,968
*	Kemper Funds	Scudder Kemper Cash Reserves Fund	√	12,408
*	Kemper Funds	Scudder Kemper Global Discovery Fund	√	84,785
*	Kemper Funds	Dremer High Return Fund	√	93,903
*	Kemper Funds	Small Cap Value Fund	√	71,446
*	Kemper Funds	Capital Growth	√	147,982
			$ √	$ 2,152,867

* Party-in-interest

√ Historical cost information is no longer required on the Schedule of Assets Held for Investment Purposes at End of Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank
Salary Savings Plan and Trust
(Name of Plan)

By: Park View Federal Savings Bank, as Plan Administrator

Date: July 10, 2002

By: ______________________
C. Keith Swaney, President

EXHIBITS

Exhibit 1	Consent of Crowe Chizik and Company, LLP

EXHIBIT 1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in PVF Capital Corp.'s Form 11-K of our report dated June 20, 2002 on the financial statements of the Park View Federal Savings Bank Salary Savings Plan and Trust as of December 31, 2001, and for the year then ended, appearing in this Form 11-K.

Crowe Chizek and Company LLP

Crowe, Chizek and Company LLP

Cleveland, Ohio
July 11, 2002